UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission File Number:  0-18405
NOTIFICATION OF LATE FILING

(Check One):            [ ] Form 10-K           [_] Form 20-F        [_] Form 11-K           [X] Form 10-Q         [_] Form N-SAR          [_] Form N-CSR

For Period Ended:  December 30, 2012

[_]	Transition Report on Form 10-K
[_]	Transition Report on Form 20-F
[_]	Transition Report on Form 11-K
[_]	Transition Report on Form 10-Q
[_]	Transition Report on Form N-SAR

For the Transition Period Ended:  _________________________

Read Instruction (on back page) Before Preparing Form.  Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

American Tax Credit Properties II L.P.
Full Name of Registrant

Former Name if Applicable

340 Pemberwick Road
Address of Principal Executive Office (Street and Number)

Greenwich, CT  06831
City, State and Zip Code

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

Additional third party information is necessary in order for Registrant to file an accurate Form 10-Q for the period ended December 30, 2012.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James Hussey 203 869-0900
(Name) (Area Code) (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).
[ X ] Yes [ ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ X ] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

American Tax Credit Properties II L.P.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 14, 2013	By:	/s/ James Hussey
	Name:	James Hussey
	Title:	Chief Financial Officer of Richman Tax Credits Inc., general partner of Richman Tax Credit Properties II L.P., General Partner of the Registrant

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.           This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.           One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act.  The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.           A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.           Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished.  The form shall be clearly identified as an amended notification.

5.           Electronic Filers:  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties.  Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter) .

6.           Interactive data submissions.  This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File  (Section 232.11 of this chapter).  Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 and Section 232.202 of this chapter) .

ATTACHMENT I

The net income of Registrant decreased by approximately $117,000 for the nine months ended December 30, 2012 as compared to the nine months ended December 30, 2011, primarily as a result of (i) a decrease in other income from local partnerships of approximately $178,000 and (ii) a decrease in equity in income of investment in local partnerships of approximately $57,000, all partially offset by (i) gain on sale of limited partner interests/local partnership properties in fiscal 2012 of approximately $75,000 and (ii) a decrease in administration and management fees in the aggregate of approximately $32,000.